AIM Counselor Series Trust (Invesco Counselor Series Trust)

11 Greenway Plaza, Suite 1000

Houston, TX 77046

October 18, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust) – Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, AIM Counselor Series Trust (Invesco Counselor Series Trust) (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-36074 and 811-09913) relating to Class F shares of Invesco American Franchise Fund, a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
69	January 10, 2017	0001193125-17-006799
70	March 9, 2017	0001193125-17-076777
72	April 3, 2017	0001193125-17-107933
74	May 2, 2017	0001193125-17-153571
76	May 31, 2017	0001193125-17-189347
79	June 29, 2017	0001193125-17-218109
80	July 27, 2017	0001193125-17-238048
81	August 24, 2017	0001193125-17-266320
82	September 21, 2017	0001193125-17-290263
83	October 19, 2017	0001193125-17-313481
84	November 16, 2017	0001193125-17-345043
86	December 14, 2017	0001193125-17-369027
88	January 11, 2018	0001193125-18-008767
89	February 8, 2018	0001193125-18-035828
90	March 8, 2018	0001193125-18-074728
91	April 5, 2018	0001193125-18-108522
92	May 3, 2018	0001193125-18-150424
93	May 31, 2018	0001193125-18-179937
94	June 28, 2018	0001193125-18-207224
96	July 26, 2018	0001193125-18-227361
97	August 23, 2018	0001193125-18-256010
98	September 20, 2018	0001193125-18-278427

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of Class F shares of the Fund. No securities have been issued or sold in connection with the Amendments.

Please contact the undersigned at (713) 214-7888 if you have any questions regarding this filing.

Very truly yours,

/s/ Peter A. Davidson

Peter A. Davidson

Assistant General Counsel